Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-138763) on Form S-8 of Ethan Allen Interiors Inc. of our report dated August 11, 2015, with respect to the consolidated balance sheets of Ethan Allen Interiors Inc. and subsidiaries as of June 30, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2015, and the effectiveness of internal control over financial reporting as of June 30, 2015, which report appears in the June 30, 2015 annual report on Form 10-K of Ethan Allen Interiors Inc.

/s/KPMG LLP

Stamford, Connecticut

August 11, 2015